November 10, 2008

VIA EDGAR AND US MAIL

United States Securities and Exchange Commission

Washington DC, 20549-7010

Attn: Jay Williamson/Pam Howell

Re:	10-K Comments File No. 000-51382

Dear Mr. Williamson and Ms. Howell:

This letter is in response to your letter to Volcom, Inc. dated as of October 30, 2008 regarding our 10-K filing for the year ended December 31, 2007 (the “10-K”). For your convenience, your comment is shown below in italics with Volcom’s response in bold.

Part IV.

1.	Your Form 10-K does not indicate that it was signed by your Controller or Principal Accounting Officer. Please advise if Mr. Collier, your Principal Financial Officer, also fulfils that role; if so, please ensure that he signs any future filings in each capacity in which he acts.

Volcom, Inc. hereby confirms that I, Douglas P. Collier, do fulfill the role of Volcom’s Principal Accounting Officer and I will file future filings in such capacity.

In addition:

Volcom is responsible for the adequacy and accuracy of the disclosure in the 10-K;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

Volcom may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 10, 2008

If you have any questions, do not hesitate to contact me.

Best regards,

/s/ Doug Collier

Doug Collier

Executive Vice President, Chief Financial

Officer, Secretary and Treasurer

cc: S. Hoby Darling (GC)